Expense Limitation and Reimbursement Agreement

To:          USCA All Terrain Fund
4444 Westheimer Road, Suite G500
Houston, TX  77027

Dear Board Members:

You have engaged USCA Asset Management, LLC to act as the investment adviser to the USCA All Terrain Fund (the "Trust" or the "Fund"), pursuant to a management agreement.

Effective August 1, 2018 through July 31, 2019 (the "Limitation Period"), we agree to limit the amount of "Specified Expenses" (as described below) borne by the Fund during the Limitation Period to an amount not to exceed 1.75% per annum of the Fund's average net assets (the "Expense Cap"), and pay or reimburse the Fund for any Specified Expenses in excess of the Expense Cap.  The Limitation Period may be extended by us for successive twelve-month periods ending July 31, provided that such extension is approved by a majority of the Trustees of the Trust. "Specified Expenses" is defined to include all expenses incurred in the business of the Fund (including organizational and offering expenses), provided that the following expenses are excluded from the definition of Specified Expenses: the Fund's proportional share of (i) fees, expenses, allocations, carried interests, etc. of the underlying investment funds in which the Fund invests (including all acquired fund fees and expenses), (ii) transaction costs, including legal costs and brokerage commissions, of the Fund associated with the acquisition and disposition of primary interests, secondary interests, co-investments, ETF investments, and other investments, (iii) interest payments incurred by the Fund, (iv) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund, (v) taxes of the Fund, (vi) the fees and expenses paid to any sub-advisor to the Fund, and (vii) extraordinary expenses of the Fund, which may include non-recurring expenses such as, for example, litigation expenses and shareholder meeting expenses.  "Extraordinary expenses" are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of the Fund's shareholders.

Additionally, this Expense Limitation Agreement may not be terminated by USCA Asset Management, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to USCA Asset Management, LLC.  This Agreement will automatically terminate, with respect to the Fund if the management agreement for the Fund is terminated.  Any waiver or reimbursement by us is subject to repayment by the Fund within three years from the date we waived any payment or reimbursed any expense, even if the repayment occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the repayment is being made to a level that exceeds the Expense Cap.  The right to repayment shall survive termination or expiration of this Agreement or the management agreement, unless waived by USCA Asset Management, LLC.

USCA Asset Management, LLC By: U.S. Capital Advisors LLC, sole member	ACCEPTANCE: USCA All Terrain Fund
By: /s/ Patrick Mendenhall	By: /s/ Philip J. Pilibosian
Name: Patrick Mendenhall	Name: Philip J. Pilibosian
Title: Manager	Title: Trustee and President
Date: July 26, 2018	Date: July 26, 2018